Better World Acquisition Corp.

775 Park Avenue
New York, New York 10021

VIA EDGAR

July 15, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mary Beth Breslin
David Link Isabel Rivera

	Re:	Better World Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed July 8, 2022
File No. 001-39698

Ladies and Gentlemen:

Better World Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the oral comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2022, relating to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on July 8, 2022 (the “Proxy Statement”).

Per discussions with the Staff, we have included in Exhibit A to this letter additional disclosure regarding the Investment Company Act of 1940, as amended, that the Company intends to include in the Definitive Proxy Statement to afford the Staff the ability to review such proposed language as soon as possible.

We thank the Staff for its review of the Proxy Statement and this response. As you know, the Company is eager to finalize the Proxy Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal.

If you have any questions or require any additional information, please feel do not hesitate to contact our counsel, Joshua Englard, Esq., at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Rosemary L. Ripley
Rosemary L. Ripley Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Exhibit A

Proposed Disclosure for Proxy Statement

To be added to the section entitled “Questions and Answers About the Special Meeting”:

Q.     Is the Company subject to the Investment Company Act of 1940?

A.  The Company completed its initial public offering (“IPO”) in November 2020. As a blank check company, the efforts of the Company’s board of directors and management have been focused on searching for a target business with which to consummate an initial business combination since the completion of its IPO (for approximately the past 20 months). On March 30, 2022, the SEC issued proposed rules (the “Proposed Rules”) relating to, among other matters, the circumstances in which special purpose acquisition companies (“SPACs”) such as the Company, could potentially be subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”) and the regulations thereunder. The Proposed Rules would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain criteria. In order to comply with the duration limitation of the proposed safe harbor, a SPAC would have a limited time period to announce and complete a de-SPAC transaction. Specifically, in order to comply with the safe harbor, the Proposed Rule would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of its registration statement for its initial public offering. The company would then be required to complete its initial business combination no later than 24 months after the effective date of its registration statement for its initial public offering.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like ours, that has not entered into a definitive agreement within 18 months after the effective date of its registration statement for its initial public offering or that does not complete its initial business combination within 24 months after such date. We have not entered into a definitive business combination agreement within 18 months after the effective date of our registration statement for our IPO, and we do not expect to complete our initial business combination within 24 months of such date. As a result, it is possible that a claim could be made that we have been operating as an unregistered investment company. If the Company were deemed to be an investment company for purposes of the Investment Company Act, the Company might be forced to abandon its efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, investors in the Company would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our stock and warrants following such a transaction, and our warrants would expire worthless.

The funds in the Trust Account have, since the Company’s initial public offering, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of the Company being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended), the Company will, on or prior to the 24-month anniversary of the effective date of the registration statement for our IPO, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of the Business Combination or liquidation of the Company. As a result, following such liquidation, the Company will likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the amount our public stockholders would receive upon any redemption or liquidation of the Company.

To be added to the section entitled “Risk Factors”:

If we were deemed to be an investment company for purposes of the Investment Company Act, we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. To avoid that result, on or prior to the 24-month anniversary of the effective date of the registration statement for our initial public offering, we will liquidate the securities held in the Trust Account and instead hold all funds in the Trust Account in cash. As a result, following such liquidation, we will likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the amount our public stockholders would receive upon any redemption or liquidation of the Company.

We completed our IPO in November 2020. As a blank check company, the efforts of our board of directors and management have been focused on searching for a target business with which to consummate an initial business combination since the completion of our IPO (for approximately the past 20 months).

On March 30, 2022, the SEC issued proposed rules (the “Proposed Rules”) relating to, among other matters, the circumstances in which special purpose acquisition companies (“SPACs”) such as us, could potentially be subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”) and the regulations thereunder. The Proposed Rules would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain criteria. In order to comply with the duration limitation of the proposed safe harbor, a SPAC would have a limited time period to announce and complete a de-SPAC transaction. Specifically, in order to comply with the safe harbor, the Proposed Rule would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of its registration statement for its initial public offering. The company would then be required to complete its initial business combination no later than 24 months after the effective date of its registration statement for its initial public offering.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like ours, that has not entered into a definitive agreement within 18 months after the effective date of its registration statement for its initial public offering or that does not complete its initial business combination within 24 months after such date. We have not entered into a definitive business combination agreement within 18 months after the effective date of our registration statement for our IPO, and do not expect to complete our initial business combination within 24 months of such date. As a result, it is possible that a claim could be made that we have been operating as an unregistered investment company. If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon its efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our stock and warrants following such a transaction, and our warrants would expire worthless.

The funds in the Trust Account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended), we will, on or prior to the 24-month anniversary of the effective date of the registration statement for our IPO, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of our Business Combination or liquidation. As a result, following such liquidation, we will likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the amount our public stockholders would receive upon any redemption or liquidation of the Company.